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                             July 13, 2022

       Herbert S. Vogel
       President and Chief Executive Officer
       SM Energy Company
       1775 Sherman Street, Suite 1200
       Denver, CO 80203

                                                        Re: SM Energy Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Form 8-K, Filed
February 24, 2022
                                                            File No. 001-31539

       Dear Mr. Vogel:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Business and Properties
       Reserves
       Proved Undeveloped Reserves, page 13

   1. Please expand your discussion of the changes that occurred in your proved undeveloped reserves relating to
extensions, discoveries and infill development, and revisions of the previous estimates to
separately identify and quantify each material factor, including offsetting factors,
that contributed to the change to comply with Item 1203(b) of
                                                        Regulation S-K.

                                                        The disclosure of
revisions in previous estimates of your proved undeveloped reserves in particular should
identify the changes associated with individual factors, such as changes caused by
commodity prices, costs, interest adjustments, well performance,
 Herbert S. Vogel
FirstName
SM EnergyLastNameHerbert S. Vogel
            Company
Comapany
July       NameSM Energy Company
     13, 2022
July 13,
Page  2 2022 Page 2
FirstName LastName
         unsuccessful and/or uneconomic proved undeveloped locations.

         Your disclosure should clearly identify the source of the change and include an explanation relating to each of the items you identify. If two or more unrelated factors are combined to arrive at the overall change for an item, please separately identify and quantify each material factor so that the change in net reserve quantities between periods is fully explained.
Notes to Consolidated Financial Statements
Supplemental Oil and Gas Information (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows, page 99

2. Please expand the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for the proved properties to comply with FASB ASC 932-235-50-36.

         If the abandonment costs, including such costs related to proved undeveloped locations, have not been included for each of the periods presented, e.g. as of December 31, 2021,
         2020 and 2019, please explain to us the rationale for excluding these costs from the calculation of the standardized measure.
Form 8-K, Filed February 24, 2022

Exhibit 99.1
Adjusted Operating Margin Reconciliation, page 20

3. We note you identified Adjusted operating margin (before the effects of derivative settlements) and Adjusted operating margin (including the effect of derivative settlements)
         as non-GAAP measures and reconciled these measures to your oil, gas and NGL revenues and also to income (loss) from operations for the three months ended December 31, 2021 and December 31, 2020. Please tell us how you considered reconciling these measures to the most directly comparable GAAP measure, fully-loaded GAAP gross margin. Refer to
         Item 10(e)(1)(i)(B) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Herbert S. Vogel
SM Energy Company
July 13, 2022
Page 3

        You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727, or John
Hodgin, Petroleum Engineer, at (202) 551-3699 on engineering matters. Please contact Sondra
Snyder, Senior Staff Accountant, at (202) 551-3332 or Gus Rodriguez, Accounting Branch
Chief, at (202) 551-3752 with any other questions.



FirstName LastNameHerbert S. Vogel                       Sincerely,
Comapany NameSM Energy Company
                                                         Division of
Corporation Finance
July 13, 2022 Page 3                                     Office of Energy &
Transportation
FirstName LastName